

May 15, 2012

Theodore M. Wright
Chief Executive Officer and President
Conn's, Inc.
3295 College Street
Beaumont, Texas 77701

> **Re: Conn's, Inc.**
> **Conn Appliances, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 18, 2012**
> **File No. 333-180789**

Dear Mr. Wright:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears you did not timely file a Form 8-K under Item 5.07(d) to address the Board's decision as to the frequency of your shareholder advisory vote on executive compensation. Consequently, it appears you may be ineligible to use Form S-3. Please see General Instruction I.A.3.(b) of Form S-3. Please either amend your registration statement to use an appropriate form or obtain a waiver from the Division's Office of the Chief Counsel.

2. We note Conn Appliances, Inc. may be co-issuing your debt securities. We also note one or more of your subsidiaries may provide guarantees of your debt securities. Please explain the basis on which Conn Appliances, Inc. and your subsidiary guarantors are conducting the offering on Form S-3. If you are relying on Instruction I.C.4 of Form S-3, please explain how you meet the requirements set forth in that instruction. In this regard,

we note your statement in the first paragraph on page 18 stating your "debt securities may be convertible" and counsels' statements on page 2 in exhibits 5.1 and 5.2 that "the Debt Securities…may be convertible…"

3. Absent an exception, Rule 3-10 of Regulation S-X requires financial statements of subsidiary co-issuers and subsidiary guarantors to be included in the registration statement at the time of effectiveness. Please tell us how you intend to comply with the applicable requirements of Rule 3-10. If you intend to rely on an exception in Rule 3-10, please identify the exception in your response and provide us with your analysis as to how you qualify for that exception.

4. We note your statement on page 17 that "[t]he guarantee of any guarantor entity may be released under certain circumstances" and that legal or covenant defeasance is one such circumstance. Please provide us with a description of all the applicable release provisions. In doing so, please differentiate between release provisions that are applicable to your subsidiaries and provisions, if any, that are applicable to you as the parent of those subsidiaries. To the extent you intend to rely on an exception in Rule 3-10 of Regulation S-X, please provide us with your analysis as to the impact of the release provisions on the full and unconditional nature of the guarantees.

Risk Factors, page 5

5. Please add a risk factor disclosing the risks stemming from the volatility of your common stock. In this regard, we note your disclosure on page 33 of your Form 10-K for the fiscal year ended January 31, 2012, regarding the high and low market prices of your common stock in each quarter of the two most recent fiscal years. Please also explain whether any particular factors have resulted in or are anticipated to cause volatility in your stock price.

Selling Stockholders, page 8

6. We note you are registering a secondary offering as part of this filing. Because this resale transaction is a delayed offering pursuant to Rule 415(a)(1)(i) and you are not a well-known seasoned issuer, this secondary offering cannot be made on an unallocated basis. Please revise this section, the fee table and other portions of the registration statement, as appropriate, to register a specific amount of shares for resale. Please see General Instruction II.D of Form S-3 and Question 228.03 of our Securities Act Rules Compliance and Disclosure Interpretations located at www.sec.gov.

7. Please describe in greater detail the private transactions in which the selling security holders received their shares. In addition, to the extent it is available to you, please provide the information for the selling security holders required by Item 507 of Regulation S-K.

Ratio of Earnings to Fixed Charges, page 9

8. We note you are registering preferred stock. Please provide a ratio of combined fixed charges and preference dividends to earnings for each of the last five fiscal years as well as a statement regarding the computation of this ratio. Please see Items 503(d) and 601(b)(12) of Regulation S-K.

9. We note your debt securities may be co-issued by Conn Appliances, Inc. For Conn Appliances, Inc., please provide a ratio of earnings to fixed charges as well as a statement regarding the computation of this ratio. Please Items 503(d) and 601(b)(12) of Regulation S-K.

Incorporation of Documents by Reference, page 33

10. Please revise your disclosure to provide the language required by Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations located at www.sec.gov. Your statement in the penultimate sentence of the first paragraph is insufficient in this regard. Please also revise your list of incorporated documents to include the Form 8-Ks filed on April 23, 2012 and May 1, 2012 as well your Definitive Proxy Statement filed on April 20, 2012.

Exhibit 5.1

11. For both Exhibits 5.1 and 5.2, please confirm you will file updated and appropriately unqualified legal opinions of counsel with respect to the legality of the securities being offered for each sale of securities registered in this filing. Please see Section II.B.2.a of Staff Legal Bulletin No. 19 and Question 212.05 of our Securities Act Rules Compliance and Disclosure Interpretations located at www.sec.gov.

12. Counsel may not assume the due authorization, execution and delivery of the documents by the parties it is representing. Please revise the fifth paragraph on page 3 of the legal opinion accordingly. Please also make corresponding changes to the fourth paragraph on page 3 of Exhibit 5.2. Counsel may make this assumption as to parties other than the Company and the Guarantors.

13. Please revise the fifth paragraph on page 7 to state, if true, that the Secondary Shares "are" legally issued, fully paid and non-assessable.

14. We note your statement in the first sentence of the second paragraph on page 9. Please confirm for us that the Warrant Agreements, Rights Agreements, Stock Purchase Agreement, Deposit Agreement and Unit Agreement will be governed by New York or Texas law. Please see Sections II.B.1.f and II.B.2.a of Staff Legal Bulletin No. 19 and Question 212.05 of our Securities Act Rules Compliance and Disclosure Interpretations located at www.sec.gov.

15. We note the statements in the penultimate paragraph on page 9 that counsel is not expressing an opinion as to the laws of any jurisdiction besides those specifically named in the opinion and that counsel is relying on the opinion of McGlinchey Stafford PLLC as to the noted matters under the laws of Louisiana. In taking this approach, it appears that counsel is relying on the guidance contained in Footnote 21 of Staff Legal Bulletin No. 19. Consistent with that guidance, counsel's opinion must cover the law of the jurisdiction of organization of the entity or entities covered by the McGlinchey Stafford PLLC opinion (i.e., Louisiana). Please have counsel revise its opinion accordingly. Please refer to Sections II.B.1.e of Staff Legal Bulletin No. 19.

Exhibit 5.2

16. We note your statement in the first paragraph on page 5. Please clarify for us the purpose clause (iii), particularly the first part of the clause, which addresses "Applicable Laws." We are concerned that, as drafted, this clause may undermine the opinions provided by counsel, particularly in view of the broad way in which counsel has defined "Applicable Laws."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angie Kim at (202) 551-3535, Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dieter King for

Mara Ransom
Assistant Director

cc: D. Forrest Brumbaugh
        Fulbright & Jaworski LLP